07022728

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 16, 2007

File No.82-3300

RECEIVED
2007 APR 19 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 36	April 13, 2007	Intimating the Stock Exchanges that the Board of Directors of the Company has allotted 12,00,00,000 warrants on preferential basis to the entities belonging to promoter group.
2.	Clause 25	April 14, 2007	Intimating the Stock Exchanges that in terms of the Company's Employees Stock Option Scheme, 2,87,28,000 Options, exercisable into equal number of fully paid up equity shares of the Company, have been granted to Eligible Employees.
3.	Clause 47(c)	April 16, 2007	Submission to Stock Exchanges Certificate for the half year ended March 31, 2007 duly signed by a Practicing Company Secretary.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

4/19

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 14, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
(Fax No. 22723121 / 22722039)

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
(Fax No. 26598237/8)

Dear Sirs,

Sub. : Grant of Options under Employees Stock Option Scheme

We write to advise you that in terms of the Company's Employees Stock Option Scheme, 2,87,28,000 Options, exercisable into equal number of fully paid-up equity shares of the Company, have been granted to Eligible Employees.

The Options would vest based on the specified criteria. The Vesting Period would range between one to seven years from the date of the Grant and the Exercise Period would extend up to five years from the date of Vesting.

The Options not vested in the specified Vesting Period on account of not meeting the specified criteria and the Options vested but not exercised within the specified Exercise Period will lapse.

This is for your information and record.

Yours faithfully,
For Reliance Industries Limited

Mahavir Lunawat
Assistant Company Secretary

cc. : Luxembourg Stock Exchange

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

April 13, 2007

The Secretary
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai 400001
Fax No. 22723121/22722037
Scrip Code: 500325

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G,
Bandra Kurla Complex, Bandra (East)
Mumbai 400051
Fax No. 26598237/2698238
Symbol: RELIANCE EQ

Dear Sirs

Sub: Allotment of warrants

We wish to inform you that pursuant to the special resolution passed by the members of the Company, in-principle approval received from Bombay Stock Exchange Limited and National Stock Exchange of India Limited and in accordance with Chapter XIII of SEBI (Disclosure and Investor Protection) Guidelines, 2000, the Board of Directors of the Company has allotted 12,00,00,000 warrants on preferential basis to the entities belonging to the promoter group, entitling the warrantholders to apply for an equivalent number of fully paid-up equity share of Rs. 10 each of the Company at a price of Rs. 1402 per share at any time during 18 months from the date of issue.

Thanking you,

Yours faithfully,

For **Reliance Industries Limited**

S.Sudhakar
Asst Vice President
Corporate Secretarial

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 16, 2007

Mr. Ajith Sawant (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'

Dear Sirs,

Sub : Certificate under Clause 47(c)

We send herewith a certificate for the half-year ended March 31, 2007, duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M Ambani
President & Company Secretary

Encl : a/a

Copy to: Luxembourg Stock Exchange, Luxembourg

bhupendra k. shroff
m.com., ll.b. (advocate)
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers
29, sir v. thakersey marg
mumbai – 400 020
Tel. : 22035948, 22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Share Transfer Agents M/s. KARVY COMPUTERSHARE PRIVATE LIMITED, 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in relation to the half-year ended on 31st March, 2007, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

CP 116

Bhupendra K. Shroff Practicing Company Secretary CP - 116

BHUPENDRA K. SHROFF
Company Secretary
C.P. No. 116

Place: Mumbai
Dated: April 12, 2007

bhupendra k. shroff
504, dalamal chambers,
29, sir. v. thackersey marg,
bombay-400 020.

END